January 3, 2008


  EDGAR Operations Branch
  Division of Investment Management
  U.S. Securities and Exchange Commission
  100 F Street, N.E.
  Washington, DC 20549

         Re:      Metropolitan Series Fund, Inc.
                  MFS Value Portfolio
                  Form N-14 Registration Statement
                  File No. 333-148019

  Ladies and Gentlemen:

         This letter is in response to certain comments from Ms. Alison White of the Staff with respect to the Fund's Registration Statement on Form N-14 filed with the Commission on December 12, 2007.

1.   Comment:   The   discussion  of  the  federal  tax   consequences   of  the
     reorganization that is required by Item 3 of Form N-14 should appear in the prospectus/proxy statement before the performance information.

     Response: The format for the Prospectus/Proxy Statement has been utilized by Metropolitan Series Fund, Inc. for over five years. The most important tax consequence of the Reorganization is whether or not it is tax free. A statement to the effect that the Reorganization is structured as a tax-free reorganization for federal income tax purposes is found in the Summary on page 6 under the section titled "What are the key features of the Reorganization?" This section is before the section on performance.

2. Comment: Provide the accountant's consent dated within 5 days of the filing date.

     Response: The consent of Deloitte & Touche LLP will be included in Post-Effective Amendment No. 1.

3.   Comment: Include Tandy language in your response letter.

     Response: The requested language is included in this letter.

         In connection with this filing, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to filing; (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     It is my understanding that there are no accounting comments. The Fund will file a 485(b) filing on or about January 11, 2008.

     If you have any questions, please feel free to call me at (202) 775-1205.


                                                Very truly yours,



                                                /s/ Robert N. Hickey
                                                 Robert N. Hickey




cc:      Liz Forget
         Jack Huntington
         John Rizzo